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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Digital Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

253868 10 3 (CUSIP Number)

March 5, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 253868 10 3	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Global Innovation Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%
12.	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

CUSIP No. 253868 10 3	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Global Innovation Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%
12.	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

CUSIP No. 253868 10 3	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard A. Magnuson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

1,173,613 shares of Common Stock[1]
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

1,173,613 shares of Common Stock[1]
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,173,613 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.07% based upon 55,594,397 shares of Common Stock outstanding as of February 23, 2007[2]
12.	TYPE OF REPORTING PERSON*

IN
1	Mr. Magnuson is the owner of 62,631 options, which are exercisable for shares of the Issuer’s Common Stock, 302,833 limited partnership units of Digital Realty Trust, L.P., which are exchangeable into shares of the Issuer’s Common Stock on a one-for-one basis and 808,149 Long-Term Incentive Units in Digital Realty Trust, L.P., which, upon conversion into 808,149 limited partnership units of Digital Realty Trust, L.P., are exchangeable into shares of the Issuer’s Common Stock on a one-for-one basis
2	As reported in the Issuer’s Annual Report on Form 10-K filed on March 1, 2007

CUSIP No. 253868 10 3	13G	Page 5 of 9 Pages

Item 1	(a).	Name of Issuer

Digital Realty Trust, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

2730 Sand Hill Road, Suite 280 Menlo Park, California 94025

Item 2	(a).	Name of Person Filing

(i) Global Innovation Partners, LLC (“GIP”) and Global Innovation Manager, LLC (“GIM”).

GIP is the owner of 0 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”) and 0 Common Limited Partnership Units (“Common Units”) of the Digital Realty Trust, L.P. a Maryland Limited Partnership (the “Operating Partnership”), which are exchangeable into shares of Common Stock on a one-for-one basis.

(ii) Richard A. Magnuson

Mr. Magnuson directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GIP and GIM. Mr. Magnuson is the Executive Managing Director of GIP and GIM and may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GIP. Mr. Magnuson, however, disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such Common Stock for purposes of Section 13(d) or for any other purposes.

Mr. Magnuson is the owner of 62,631 options, which are exercisable for shares of Common Stock, 302,833 Common Units of the Operating Partnership, which are exchangeable into shares of Common Stock on a one-for-one basis and 808,149 Long-Term Incentive Units in the Operating Partnership, which, upon conversion into 808,149 Common Units of the Operating Partnership, are exchangeable into shares of Common Stock on a one-for-one basis.

Item 2	(b).	Address of Principal Business Office, or, if None, Residence

(i) and (ii):

2730 Sand Hill Road, Suite 280 Menlo Park, California 94025

Item 2	(c).	Citizenship

(i) Delaware

(ii) United States of America

Item 2	(d).	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.01 per share.

Item 2	(e).	CUSIP Number

253868 10 3

Item 3.		Not Applicable.

CUSIP No. 253868 10 3	13G	Page 6 of 9 Pages

Item 4.	Ownership

The following information is provided as of March 15, 2007.

(a) Amount Beneficially Owned:

(i) GIP is the beneficial owner of 0 shares of Common Stock. Each of GIM and Richard A. Magnuson expressly disclaim beneficial ownership of Common Stock beneficially owned by GIP; and

(ii) Richard A. Magnuson is the beneficial owner of 62,631 shares of Common Stock underlying the options currently held, 302,833 shares of Common Stock underlying the Common Units currently held and 808,149 shares of Common Stock underlying the Long-Term Incentive Units currently held.

(b) Percent of Class (based upon 55,594,397 shares of Common Stock issued and outstanding as of February 23, 2007, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2007 (File No. 001-32336):

(i) 0% for Global Innovation Partners, LLC;

(ii) 0% for Global Innovation Manager, LLC; and

(iii) 2.07% for Richard A. Magnuson.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares for Global Innovation Partners, LLC; 0 shares for Global Innovation Manager LLC; and 1,173,613 shares for Richard A. Magnuson.

(ii) Shared power to vote or to direct the vote: 0 shares for Global Innovation Partners, LLC; 0 shares for Global Innovation Manager, LLC; and 0 shares for Richard A. Magnuson.

(iii) Sole power to dispose or to direct the disposition of: 0 shares for Global Innovation Partners, LLC; 0 shares for Global Innovation Manager LLC; and 1,173,613 shares for Richard A. Magnuson.

(iv) Shared power to dispose or to direct the disposition of: 0 shares for Global Innovation Partners, LLC; 0 shares for Global Innovation Manager, LLC; and 0 shares for Richard A. Magnuson.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 253868 10 3	13G	Page 7 of 9 Pages

Exhibit No.	Description
1	Joint Filing Agreement, dated February 11, 2005 *

*	Incorporated by reference to Schedule 13G/A filed with the Commission on February 14, 2007

CUSIP No. 253868 10 3	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 15, 2007

Global Innovation Partners, LLC

By:	/s/ Richard A. Magnuson
Name:	Richard A. Magnuson
Title:	Executive Managing Director

Global Innovation Manager, LLC

By:	/s/ Richard A. Magnuson
Name:	Richard A. Magnuson
Title:	Executive Managing Director

/s/ Richard A. Magnuson
Richard A. Magnuson

CUSIP No. 253868 10 3	13G	Page 9 of 9 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated February 11, 2005*

*	Incorporated by reference to Schedule 13G/A filed with the Commission on February 14, 2007